

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 29, 2010

<u>Via U.S. mail and facsimile</u>

Mr. D. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

> **RE: Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 15, 2010**
> **File No. 1-16129**

Dear Mr. Steuert:

We have reviewed your response letter dated June 22, 2010 and have the following additional comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>Consolidated Financial Statements</u>

<u>Note 4 – Retirement Benefits, page F-17</u>

1. We note your response to comment one from our letter dated June 10, 2010. Your response clarifies that benefit obligations for your plans outside the United States are significant relative to your total benefit obligations for all plans as of December 31, 2009. It also appears that there are some significant differences in trends between the U.S. and non-U.S. plans and that disaggregation of pension disclosures would provide investors with a more complete mix of information. For example, we note that your U.S. pension plans are underfunded as of December 31, 2009 by $25.7 million while your non-U.S. pension plans are overfunded as of December 31, 2009 by $19 million. Furthermore, it appears that the discount rate assumptions and expected long-term rates of return on assets assumptions are significantly different for your U.S. plans as compared to your non-U.S. plans. For example, your response indicates that if the 2010 discount rate were reduced by 25 basis points, plan liabilities for the U.S. plans

would increase by $8 million while your non-U.S. plans would be significantly more impacted by $25 million. In light of all these factors, please revise your future interim and annual filings as appropriate to provide disaggregated pension plan footnote for your U.S. and non-U.S. plans as described in ASC 715-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief